

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Marie Myers
Executive Vice President and Chief Financial Officer
Hewlett Packard Enterprise Co
1701 East Mossy Oaks Road
Spring, Texas 77389

> **Re: Hewlett Packard Enterprise Co**
> **Current Report on Form 8-K**
> **Filed January 19, 2024**
> **File No. 001-37483**

Dear Marie Myers:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Current Report on Form 8-K filed January 19, 2024

Item 1.05 Material Cybersecurity Incidents

1.   We note the statement that you experienced a cybersecurity incident, and your investigation of the incident and its scope remains ongoing. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your operations, and you have not determined the incident is reasonably likely to materially impact your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences